UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on deadline for expressing interest in assets in Colombia

—

Rio de Janeiro, August 11, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 07/27/2020, regarding the sale of its entire stake in the exploratory portion of the Tayrona Block, located in the Guajira Basin, Colombia, informs that it has extended until 08/21/2020 the deadline for companies to express their interest in the opportunity.

Due to the change described above, the teaser available on the Petrobras website (https://www.investidorpetrobras.com.br/en/results-and-notices/teasers/) was adjusted to consider the new term, remaining the other provisions of the document unchanged.

There is no need to send a new expression of interest if the interested company has already submitted its expression

The main subsequent stages of the project will be reported to the market in due course.

This disclosure complies with the Petrobras' divestment guidelines and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization strategy and the improvement of the company’s capital allocation, increasingly concentrating its resources in deep and ultra-deep waters, where Petrobras has demonstrated great competitive edge over the years.

About Tayrona Block

The Tayrona Block is located on Colombia's northeast coast in the deep waters of the Guajira Basin. Petrobras, which is the operator of the area, holds a 44.44% stake in the concession1 through its affiliate Petrobras International Braspetro B.V. (PIB-BV), in a consortium with Empresa Colombiana de Petróleos S.A. (Ecopetrol), which holds the remaining 55.56%. Ecopetrol may exercise the pre-emption right as provided in the Joint Operating Agreement.

The concession is in the phase of the Posterior Exploration Programme 1 and has the obligation to drill 1 well in order to fulfil the exploratory commitment, with the potential to prove significant volumes of gas (world class prospects) and establish position in a new frontier area. The area is similar to the discoveries on the shores of the South Atlantic and Caribbean.

[1]Petrobras’ stake today is 40%. The absorption of the 10% of the Equinor company is in progress, proportionally by the PIB-BV (4.44%) and Ecopetrol (5.56%), which should be approved by the Agência Nacional de Hidrocarburos (ANH).

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer